                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the three month period ending: March 31, 1997

                           PROMAX COMMUNICATIONS, INC.
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

  1200 - 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6 Canada
  ----------------------------------------------------------------------------
                     (Address of principal executive office)

Commission file number: 0-25820

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F
          ------            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X
    ------     ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

-----------------

                           PROMAX COMMUNICATIONS INC.
                              FINANCIAL STATEMENTS
                   FOR THE THIRD QUARTER ENDED MARCH 31, 1997
                                   (UNAUDITED)

                                  BALANCE SHEET
                              AS AT MARCH 31, 1997


                                                               1997             1996
                                                                 $                $
        ASSETS

CURRENT ASSETS
        Cash and cash equivalents                               267,868          305,273
        Accounts receivable                                     134,308            3,421
                                                            -----------      -----------
                                                                402,176          308,694

CAPITAL EQUIPMENT                                                    --              527

INVESTMENTS
        Mortgages and loans                                          --          642,778
        Investment in ArgenTel                                  273,580               --
                                                            -----------      -----------
                                                                273,580          642,778
                                                            -----------      -----------
                                                                675,756          951,999
                                                            ===========      ===========

         LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
        Accounts payable and accrued liabilities                 88,109            4,400
        Due to related parties                                   48,938            9,806
                                                            -----------      -----------
                                                                137,047           14,206

ADVANCES RECEIVED PENDING SHARE SUBSCRIPTION                    348,979               --

SHAREHOLDERS' EQUITY
        Share capital                                           510,731          842,272
        Deficit                                                (321,001)          95,521
                                                            -----------      -----------
                                                                189,730          937,793
                                                            -----------      -----------
                                                                675,756          951,999
                                                            ===========      ===========


                All dollar amounts are shown in Canadian Dollars

                           PROMAX COMMUNICATIONS INC.
                       STATEMENT OF OPERATIONS AND DEFICIT
                   FOR THE THIRD QUARTER ENDED MARCH 31, 1997
                                   (UNAUDITED)

                                                         1997                             1996
                                                Three             Nine           Three             Nine
                                                Months           Months          Months           Months
REVENUES:
      Investment Income                               --           32,222               --              --
      Interest Income                                307              307           29,741         113,751
                                             -----------      -----------      -----------     -----------
                                                     307           32,529           29,741         113,751
                                             -----------      -----------      -----------     -----------

EXPENSES:
      Amortization                                    --               --               --              --
      Bank charges and interest                      457              486               47             223
      Consulting                                  64,000           64,000               --              --
      Management fees                             14,764           34,764               --              --
      Office and rent                              7,446           20,612                5           6,008
      Professional fees                           73,563          107,950            4,400          11,999
      Travel and promotion                        67,569           67,569               --              --
                                             -----------      -----------      -----------     -----------
                                                 227,799          295,381            4,452          18,230

OTHER:
      Gain on foreign exchange                    (2,635)          (2,635)              --              --
                                             -----------      -----------      -----------     -----------
                                                  (2,635)          (2,635)              --              --
                                             -----------      -----------      -----------     -----------

INCOME (LOSS) FOR THE PERIOD                    (224,857)        (260,217)          25,289          95,521
DEFICIT, BEGINNING OF PERIOD                     (96,144)         (60,784)          75,009          54,874

DIVIDENDS PAID IN PERIOD                              --               --               --         (49,467)
                                             -----------      -----------      -----------     -----------

DEFICIT, END OF PERIOD                          (321,001)        (321,001)         100,298         100,928
                                             ===========      ===========      ===========     ===========


NET EARNINGS PER CLASS "A" SHARE                  (0.240)          (0.379)           0.022           0.083

NET EARNINGS PER COMMON SHARE                     (0.067)          (0.084)           0.005           0.020
(CLASSES "A" AND "B" COMBINED)

WEIGHTED AVERAGE NUMBER OF CLASS "A"             935,340          686,326        1,148,111       1,148,111
SHARES OUTSTANDING

WEIGHTED AVERAGE NUMBER OF ALL                 3,335,540        3,086,526        4,696,422       4,696,422
COMMON SHARES OUTSTANDING


                All dollar amounts are shown in Canadian Dollars

                           PROMAX COMMUNICATIONS INC.
                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                   FOR THE THIRD QUARTER ENDED MARCH 31, 1997
                                   (UNAUDITED)



                                                           1997            1996            1995
OPERATING ACTIVITIES                                         $               $               $
      Loss for the period                                (260,217)         95,521          74,142
      Write-off of fixed assets                               368              --              --
      Net change in non-cash working capital items        (54,651)          7,734          (2,885)
                                                       ----------      ----------      ----------
                                                         (314,500)        103,255          71,257

INVESTING ACTIVITIES
      Mortgages and loans                                 297,558         126,600        (316,867)
      Investment in ArgenTel                             (273,580)             --              --
                                                       ----------      ----------      ----------
                                                           23,978         126,600        (316,867)

FINANCING ACTIVITIES
      Shares redeemed for cash                           (659,878)         51,340              --
      Shares issued for cash                              328,123              --         280,736
      Advances received pending share subscription        348,979              --              --
      Dividends paid                                           --         (49,467)        (38,903)
                                                       ----------      ----------      ----------
                                                           17,223           1,873         241,833

INCREASE IN CASH DURING THE PERIOD                       (273,298)        231,728          (3,777)
CASH - BEGINNING OF PERIOD                                541,166          73,545          38,477
                                                       ----------      ----------      ----------
CASH - END OF PERIOD                                      267,868         305,273          34,700
                                                       ==========      ==========      ==========


                All dollar amounts are shown in Canadian Dollars

                           PROMAX COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


        The consolidated balance sheet as of March 31, 1997 and 1996 and the consolidated statements of operations and cash flows for the three months ended March 31, 1997 and 1996 have been prepared by the Company without audit. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial results of the Company have been included in the above statements and the disclosures are adequate to make the information presented therein not misleading. All dollar amounts are shown in Canadian dollars. As of May 12, 1997 the rate of conversion was 1.3849 Canadian dollars equaled 1 U.S. dollar.


NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash equivalents:

    Cash equivalents are represented by short-term investments issued by major financial institutions having original terms to maturity of three months or less when acquired.

(b) Financial Instruments:

    Financial instruments include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities, the estimated fair values of which does not differ materially from their carrying value.

(c) Investments:

    Investments are recorded at the lower of cost and net realizable value.

NOTE 2 - SHARE CAPITAL

    During the quarter, the company completed a private placement of 2,000,000 Class "A" common shares at U.S. $.12 per share for gross proceeds of Cdn. $328,123.

NOTE 3 - SHARE CONSOLIDATION

    The Board of Directors authorized a share consolidation applicable to both Class "A" and Class "B" common shares on a 1 for 5 basis, to reduce the capitalization as follows:

                                                       Number
                                                     outstanding           Value
                                                     -----------           -----
Class "A"
Before consolidation                                  1,343,367          181,408
After consolidation                                     268,673          181,408
Private placement (2,000,000)                         2,268,673          509,531

Class "B"
Before consolidation                                 12,001,000            1,200
After Consolidation                                   2,400,200            1,200

    Note: Class "B" shares are convertible into Class "A" share on a 5 for 1 basis.

NOTE 4 - SUBSEQUENT EVENTS

    At March 31, 1997, the company has received Cdn. $348,979 towards a second private placement of 1,300,000 class "A" common shares at U.S. $.50 providing gross proceeds of Cdn. $899,860.

NOTE 5- LOSS PER SHARE

    Loss per Class "A" share is calculated based on the weighted average number of shares outstanding after giving retroactive effect to the 5 for 1 stock consolidation. Loss per share on a fully diluted basis is calculated on the average number of shares outstanding after giving effect to the 5 for 1 stock consolidation for both the Class "A" and Class "B" shares.

NOTE 6

    The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 6-K and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements additional required information follows.


                      INFORMATION REQUIRED TO BE FURNISHED

CHANGE IN BUSINESS

      The Company has written no new mortgages since September, 1995 and has been gradually liquidating its portfolio. For some months Management explored the possibility of entering a new field of business and, on January 22, 1997, an agreement among certain current and former shareholders was concluded which Management believes will lead to the acquisition of a paging company with licenses to operate a digital paging system in Latin America.

CHANGES IN MANAGEMENT CONTROL

      On February 5, 1997 three directors resigned and three new directors were appointed to the vacancies. The directors who resigned are Silvana Busa, Gerrold Jackson, and Dennis Johnston. The newly appointed directors are Mike Devji, Ashif Motan, and Robert H. Miller. Mr. Devji was also elected President of the Company replacing Michael Amos in that capacity. Two directors from the "old board" remain on the "new board". They are Michael Amos and Daniel Masters. On February 8, 1997, Mr. Amos resigned from the board of directors and Mr. Steven Sinn was appointed to the board and also as Chairman and Chief Executive Officer of the Company.

ACQUISITIONS OR DISPOSITIONS OF ASSETS

        Mortgages have been gradually liquidated as they came due as noted below under "Management Discussion and Analysis." At the end of the period two mortgages remained on the books. One of these has since paid out.

        During the quarter, a number of transactions occurred. These are discussed in the Management Discussion and Analysis, which follows.

BANKRUPTCY OR RECEIVERSHIP

        Not applicable.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANTS

        Not applicable.

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

OPERATIONS

        As previously disclosed, the Company has initiated a business strategy of developing paging licenses in Latin America. As a consequence, the Company has engaged new directors, hired management which is experienced in the paging industry and changed its name to Promax Communications, Inc.

        The Company has advanced $200,000 to ArgenTel Corp. a private Delaware corporation which, through its wholly owned Argentinean subsidiary, Luis G. Ledesma Communicacciones SRL, holds an Argentinean government issued national paging license to service the national market including 10 major cities which cover approximately 20.5 million people or 64% of the Argentine population. The $200,000 loan is convertible, at the Company's option, into 20% of the capital stock of ArgenTel Corp. Negotiations are underway which may lead to a greater equity interest being acquired by the Company.

        The Company has also executed a Letter of Intent to acquire two paging licenses in Bolivia for consideration of US $ 250,000 and 350,000 Class "A" common shares. The Population covered by these licenses is approximately 7.4 million. The Company has made a $20,000 downpayment against the purchase.

        On May 8, 1997, the Company announced that it had completed the acquisition of 78% of the equity of Auto Link Telecommunicacao S/C Ltda. ("Auto Link"), a Brazilian company which holds permits from the Ministry of Communications, in Brazil to operate paging services in Sao Paulo and the 32 surrounding municipalities, The geographic area covered by the permits includes a population of approximately 19 million inhabitants. The Company intends to seek government approval to enable it to purchase the balance of Auto Link. The purchase price consists of $2,000,000 in cash which has already been paid, and 750,000 shares of Class "A" common shares, of which 250,000 have been issued and the balance of 500,000 are being held in escrow pending purchase of the balance of the company.

      Auto Link has executed a Letter of Intent to acquire an operating paging license in Amparo and Campinas on the same frequency that Auto Link is licensed for in Sao Paulo. These markets encompass a population of 2 million inhabitants.

LIQUIDITY AND CAPITAL REQUIREMENTS

      As noted above, the company presently has completed two private placements raising approximately Cdn. $1,232,116. These funds have supported the commitments made to date but in order for the paging system to be constructed and to meet planned growth opportunities, management estimates that a further U.S. $4-8 million will be required. Arrangements are underway to raise these funds by private placement.

LEGAL PROCEEDINGS

      None other than routine legal proceedings related to a mortgage foreclosure.

CHANGES IN SECURITIES OR IN THE SECURITY FOR REGISTERED SECURITIES

        None.

DEFAULTS UPON SENIOR SECURITIES

        None.

MATERIAL INCREASES OR DECREASES IN THE AMOUNT OUTSTANDING OF SECURITIES OR DEBT

        See NOTES 2 and 3 above.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        None.

TRANSACTIONS WITH DIRECTORS, OFFICERS, OR PRINCIPAL SECURITY HOLDERS

      Pursuant to the private placement completed in the current quarter (Note 2) class "A" common shares were issued as follows:

                             NUMBER OF
DIRECTOR                       SHARES
--------                       ------
Minaz Devji                   700,000
Ashif Motan                   800,000
Robert Miller                 300,000
Steven Sinn                   200,000

OPTIONS OR OTHER COMPENSATION GRANTED TO DIRECTORS OR OFFICERS

        The Company's officers received compensation of approximately $57,844 during the period and additional payments of approximately $31,802 which was reimbursement for expenses incurred.

OTHER MATERIAL INFORMATION

        None.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PROMAX COMMUNICATIONS, INC.
                                   (Registrant)



Date: May 13, 1997                  BY:   "Minaz Devji"
                                         ---------------------------
                                    Minaz Devji
                                    Corporate Secretary and Director